April 1, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549
Attention: Jenna Hough and Cara Wirth

Re:	Pinstripes Holdings, Inc.
Registration Statement on Form S-1
Filed January 23, 2024
Amendment No.1 to Registration Statement on Form S-1
Filed February 12, 2024
File No. 333-276660
Dear Ms. Hough and Ms. Wirth:
Pinstripes Holdings, Inc. (the “Company”, “Pinstripes”, “we”, “our” or “us”) hereby submits this letter in respect to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated February 14, 2024 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, we have included the original comments received from the Staff in the Comment Letter in bold text and italics, followed by our response. The responses below follow the sequentially numbered comments from the Comment Letter. The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) to address the Staff’s comments and to update certain information in the Registration Statement, including to reflect (i) the Company’s unaudited condensed consolidated financial statements as of and for the twelve and thirty-six weeks ended January 7, 2024 and January 1, 2023 and (ii) the re-cast of common stock, additional paid-in capital, preferred stock, stock options and earnings per share for the fiscal years ended April 24, 2022 and April 25, 2021 of Pinstripes, Inc.
Registration Statement on Form S-1 Filed January 23, 2024 and Amendment No. 1 to Registration Statement on Form S-1 Filed February 12, 2024
Cover Page
1.Staff’s Comment: We note your disclosure that the Warrants are "out of the money." Disclose the exercise price of the Warrants compared to the market price of the Class A Common Stock on the cover page and in the Prospectus Summary, Management's Discussion and Analysis, and Use of Proceeds sections. Disclose that cash proceeds associated with the exercises of the

Securities and Exchange Commission
April 1, 2024
Warrants are dependent on the stock price in each of these sections and in your risk factor on page 40 as well. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
Response: The Company acknowledges the Staff’s comment and has revised the cover page, page 41 of the Risk Factors section, page 45 of the Use of Proceeds section and page 66 of the MD&A section of Amendment No. 2 to disclose the likelihood that warrant holders will not exercise their warrants because they are out of the money, that cash proceeds associated with the exercise of the warrants are dependent on the stock price and to describe the impact of such likelihood on our liquidity and ability to fund our operations on a prospectus basis with current cash on hand.
2.Staff’s Comment: We note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A Common Stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A Common Stock.
Response: The Company acknowledges the Staff’s comments and has revised the cover page and page 38 of the Risk Factors section of Amendment No. 2 to highlight the significant negative impact sales of shares being registered on the Registration Statement could have on the public trading price of the Company’s Class A Common Stock.
3.Staff’s Comment: Where you discuss that certain selling securityholders may still experience a positive rate of return on their securities due to the lower effective purchase price, please also disclose the potential profit the selling securityholders will earn based on the current trading price. Please update your related risk factor disclosure as well.
Response: The Company acknowledges the Staff’s comments and has revised the cover page and page 38 - 39 of the Risk Factors section of Amendment No. 2 to disclose the potential profit certain selling securityholders would earn based on the current trading price.
Overview, page 74
4.Staff’s Comment: In light of the unlikelihood that you will receive significant proceeds from exercises of the Warrants because of the disparity between the exercise price of the Warrants and the current trading price of the Class A Common Stock, expand your discussion of capital resources to address any changes in your liquidity position since the business combination. If you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.
Response: The Company acknowledges the Staff’s comments and has revised page 65 - 66 of the MD&A section of Amendment No. 2 to disclose the impact of the likelihood that warrant holders will not exercise their warrants on our liquidity and ability to fund our operations on a prospectus basis with current cash on hand and to address changes in our liquidity position since the business combination, which disclosure was also included in the MD&A section of the Company’s Quarterly Report on 10-Q filed on February 21, 2024.

Securities and Exchange Commission
April 1, 2024
Response:
5.Staff’s Comment: Please revise your disclosure here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your Class A Common Stock. Your discussion should highlight the fact that Banyan Acquisition Sponsor will be able to sell its shares for so long as the registration statement of which this prospectus forms a part is available for use.
Response: The Company acknowledges the Staff’s comments and has revised page 65 - 66 of the MD&A section of Amendment No. 2 to discuss how the potential sale of a substantial portion of shares for resale could impact the market price of our Class A Common Stock.
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We thank the Staff for its review of the foregoing and Amendment No. 2. Please contact the undersigned at tony.q@pinstripes.com or (815) 693-0587 or Mark Wood of Katten Muchin Rosenman LLP at mark.wood@katten.com or (312) 902-5493 with any questions or further comments.

Sincerely,

/s/ Anthony Querciagrossa
Name: Anthony Querciagrossa
Title: Chief Financial Officer

cc:	Dale Schwartz, Chief Executive Officer
Mark D Wood, Katten Muchin Rosenman LLP
Elizabeth C. McNichol, Katten Muchin Rosenman LLP
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